Wyrick Robbins Yates & Ponton LLP ATTORNEYS AT LAW 4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607 PO Drawer 17803, Raleigh, NC 27619 P: 919.781.4000 F: 919.781.4865 www.wyrick.com

DONALD R. REYNOLDS

dreynolds@wyrick.com

May 4, 2015

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	INC Research Holdings, Inc. Registration Statement on Form S-1 Filed April 27, 2015 File No. 333-203640

Dear Mr. Riedler:

On behalf of our client INC Research Holdings, Inc. (the “Company”), we have today filed an amendment to the Registration Statement on Form S-1 referenced above (the “Registration Statement”), which was originally filed with the United States Securities and Exchange Commission (the “Commission”) on April 27, 2015.

The amended Registration Statement reflects the Company’s response to the comment received from the staff of the Commission (the “Staff”) on May 1, 2015. For ease of review, we have set forth below in italics the comment contained in the Staff’s letter and the Company’s response thereto.

1.	Please amend your registration statement to incorporate by reference the Forms 8-K filed on January 21, 2015 and February 4, 2015. Refer to Item 12(a)(2) of Form S-1.

The Company has amended the Registration Statement to incorporate by reference its Forms 8-K filed with the Commission on January 21, 2015 and February 4, 2015.

United States Securities and Exchange Commission

May 4, 2015

*  *  *  *  *

The Company respectfully submits that the foregoing discussion and the related revised disclosure in the amended Registration Statement is appropriately responsive to the Staff’s comment. Please also note that the amended Registration Statement contains other revisions, primarily filling in and updating numbers. We greatly appreciate the Staff’s responsiveness to date. Please be advised that we intend to request acceleration of effectiveness of the Registration Statement as early as the afternoon of Wednesday, May 6, 2015. Therefore we respectfully request that if the Staff has any further comments, you please direct them to the undersigned as soon as possible.

Sincerely,

WYRICK ROBBINS YATES & PONTON LLP

/s/ Donald R. Reynolds

Donald R. Reynolds

cc:	D. Jamie Macdonald Christopher L. Gaenzle INC Research Holdings, Inc.